Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form F-3 No. 333-184450) and related Prospectus of Ocean Rig UDW Inc. for the registration of its common shares (including related preferred stock purchase rights), its preferred shares, its debt securities, which may be guaranteed by one or more of its subsidiaries, its warrants, its purchase contracts, its rights and its units and to the incorporation by reference therein of our reports dated February 21, 2014, with respect to the consolidated financial statements and schedule of Ocean Rig UDW Inc.,  and the effectiveness of internal control over financial reporting of Ocean Rig UDW Inc. included in its Annual Report (Form 20-F) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 9, 2015